Exhibit No. 12.1

Statements re: Computation of Ratios

$ in millions

	Feb. 28, 2009	Mar. 1, 2008	Mar. 3, 2007	Feb. 25, 2006	Feb. 26, 2005
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$1,003	$1,407	$1,377	$1,140	$984
Discontinued operations, net of tax	—	—	—	—	(50)
Minority interest in earnings	30	3	1	—	—
Equity in income (loss) of affiliates	(7)	3	—	—	—
Income tax expense	674	815	752	581	509

Earnings from continuing operations before income tax expense, minority interests and equity in income (loss) of affiliates	1,700	2,228	2,130	1,721	1,443

Fixed Charges:
Interest portion of rental expense	282	222	198	165	150
Interest expense	94	62	31	30	44

Total fixed charges	376	284	229	195	194

Less:
Capitalized interest	—	—	—	—	—

Fixed charges in earnings	376	284	229	195	194

Earnings available for fixed charges	2,076	2,512	2,359	1,916	1,637

Ratio of earnings to fixed charges	5.52	8.85	10.30	9.81	8.43

Note:  Computation is based on continuing operations